SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Vitae Pharmaceuticals, Inc.

(Name of Subject Company)

Vitae Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92847N103

(CUSIP Number of Class of Securities)

Jeffrey S. Hatfield

President and Chief Executive Officer

502 West Office Center Drive

Fort Washington, PA 19034

(215) 461-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian
Gregg A. Griner
Andrew Y. Luh
Keith J. Scherer
Albert W. Vanderlaan
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100

Scott Applebaum General Counsel and Corporate Secretary Vitae Pharmaceuticals, Inc. 502 West Office Center Drive Fort Washington, PA 19034 (215) 461-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vitae Pharmaceuticals, Inc., a Delaware corporation (“Vitae”), with the Securities and Exchange Commission on September 26, 2016 (the “Schedule 14D-9”), relating to the offer by Augusta Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Allergan Holdco US, Inc., a Delaware corporation (“Parent”), both of which are wholly-owned subsidiaries of Allergan plc, an Irish public limited company (“Allergan”), to purchase all of the outstanding shares of Vitae’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $21.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by deleting the third sentence of the first paragraph under the heading “Regulatory Approvals” on page 43 of the Schedule 14D-9.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following sentences after the fourth sentence of the first paragraph under the heading “Regulatory Approvals” on page 43 of the Schedule 14D-9 (prior to the deletion of the third sentence of such paragraph referred to above):

“On September 29, 2016, each of Allergan and Vitae filed its respective Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. Accordingly, the 15 calendar day waiting period is set to expire in the ordinary course at 11:59 p.m., Eastern Time on October 14, 2016.”

2

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2016	Vitae Pharmaceuticals, Inc.

	By:	/s/ Jeffrey S. Hatfield
Jeffrey S. Hatfield
President and Chief Executive Officer

3